Wilderwise Inc.



ANNUAL REPORT

1257 Catalina St

Laguna Beach, CA 92651

0

https://wilderwise.com/

This Annual Report is dated April 28, 2021.

BUSINESS

Wilderwise designs and builds sustainable, modular, lightweight, two-story tiny houses on wheels with a vision for social change and a brighter future. We will offer a unique product that fits the market gap between the tiny house, RV, and ADU industries. We have a B2C, internet-based business model, with plans for exploring a B2B model in the future, selling to government agencies, developers, and non-profits. Initially, our target customers are older millennials needing more affordable housing, retirees that are downsizing, and affluent homeowners looking to install an ADU on their property.

Wilderwise has two partner companies: Wilderwise Inc. in the U.S. and Wilderwise BH d.o.o. Tuzla in Bosnia. The Bosnian company is a subsidiary 100% owned by Wilderwise Inc., and was established in 2020 to manage all production, engineering, and manufacturing activities. The subsidiary also manages our supply chain and inventory by procuring parts from around the globe for final assembly at our manufacturing facility. The completed product will be shipped to the U.S. for use in its rapidly growing tiny house market.

The U.S. company, Wilderwise Inc., has executives and directors in California and Florida. Eventually we will establish manufacturing in the U.S., but for now, Wilderwise Inc. will manage a licensed trailer dealership, showroom, inspection site, and distribution center. Its governing agencies (NHTSA, NATM, Pacific West) are U.S. based. Operations include marketing, sales, accounting, legal, admin, subsidiary management, hiring, etc.

We are in the process of completing our first flagship tiny home in Bosnia. Estimated completion is in June 2021.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $65,000.00
Number of Securities Sold: 650,000
Use of proceeds: Salaries and procurement
Date: June 05, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $175,000.00
Number of Securities Sold: 3,500,000
Use of proceeds: The money was used for R&D and engineering contractual work.
Date: May 04, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019; and
Year ended December 31, 2019 compared to year ended December 31, 2018.

Revenue:
We were in the research and development stage throughout 2017, 2018 and 2019. Therefore, there were no revenues. In 2020, we launched a preorder program that required refundable deposits to join a waitlist to purchase our flagship product. In doing so, we garnered $10,963 in revenue through deposits made from preorder customers.

Development Expenses:
Company expenses increased from $2,429 in 2018 to $39,406 in 2019. 2018 was a slow year for us, where we stayed focused on refining designs and preparing strategies. It wasn't until 2019 that we started investing in development again, where our expenses increased to $39,406 that year. The majority of this money was paid to engineering subcontractors that refined our designs and created reports. Other major changes were within advertising and marketing. In 2019, we attended our first trade show and introduced our product to the market for the first time. We also sent materials to our engineering contractors overseas which added to miscellaneous postal expenses.

In 2020, expenses increased to $145,306 when major steps were taken to establish our team, manufacturing, and supply chain. In 2020, we launched our website and preorder program, established a subsidiary in Bosnia, grew our team, built a custom, fully-equipped factory, solidified the majority of our supply chain, and began purchasing materials for our first product build. Major expenses included full time payroll in our subsidiary and vendor payments. Other expenses included lease payments, postal costs, monthly subscriptions and memberships, advertising, and administrative costs.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. This is the because in the last two years, we were in the research and development phase. Our cash flows were consistently in a deficit as we poured money into engineering contracting. Now that we have secured employees (in our subsidiary) who are actively working on assembling our first physical product, our expenses will be more concentrated on labor, parts procurement, and marketing. There will still be money set aside for R&D, but at a smaller percentage of the total. In previous years, the cash used for these expenses came from selling equity. In the future, we will continue to sell equity to grow the company quickly, but additional funds will be generated by the company through sales and revenue. We expect to be making more substantial revenue in 2021.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $6,839.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Fuel Fever LLC
Amount Owed: $125,000.00
Interest Rate: 4.0%
Maturity Date: December 31, 2025
Fuel Fever LLC will also receive 5% of revenue starting in 2020. The cumulative amount of all types of payment received is capped at 3x the notional.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Arya Mazanek's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President/CEO & Co-Founder
Dates of Service: June 15, 2017 - Present
Responsibilities: Primary responsibilities include general management, marketing, sales, legal, logistics, and development. Salary of $2,000 per month begins in April 2021. Equity compensation is 2,100,000 shares.

Position: Secretary
Dates of Service: June 15, 2017 - Present
Responsibilities: The primary responsibility is maintaining the corporate books and records. No salary is being paid at this time.

Position: Treasurer
Dates of Service: June 15, 2017 - Present
Responsibilities: Primary responsibilities include maintaining the accounting books and records, dispersing funds, and reporting on all corporate finances. No salary is being paid at this time.

Position: Director
Dates of Service: June 14, 2017 - Present
Responsibilities: The primary responsibility is fulfilling fiduciary duties and helping to manage the business and affairs of the company. No salary is being paid at this time.

Name: John Sitler

John Sitler's current primary role is with Masdar. John Sitler currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman
Dates of Service: July 03, 2017 - Present
Responsibilities: The primary responsibilities are fulfilling fiduciary duties, helping to manage the business and affairs of the company, and presiding over board meetings. No salary is being paid at this time.

Other business experience in the past three years:

Employer: Masdar
Title: Bids, Manager
Dates of Service: September 04, 2011 - Present
Responsibilities: Renewable energy project development

Name: Lindsay Wood

Lindsay Wood's current primary role is with her company, Experience Tiny Homes. Lindsay serves as a director for Wilderwise and currently only attends board meetings bi-monthly.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: March 06, 2021 - Present
Responsibilities: The primary responsibilities are fulfilling fiduciary duties, helping to manage the business and affairs of the company. No salary is being paid at this time.

Other business experience in the past three years:

Employer: Experience Tiny Homes
Title: CEO, Tiny Home Consultant
Dates of Service: February 2019 - Present
Responsibilities: Consulting people on designing, financing, and purchasing a tiny home.

Employer: Self-employed
Title: Real Estate Investor
Dates of Service: January 2018 - Present
Responsibilities: Buying, improving, and selling properties.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Fuel Fever LLC (Managed and 100% owned by John Sitler)
Amount and nature of Beneficial ownership: 3,350,000
Percent of class: 35.43

Title of class: Common Stock
Stockholder Name: Katie Critchley
Amount and nature of Beneficial ownership: 4,900,000
Percent of class: 43.95

Title of class: Common Stock
Stockholder Name: Arya Mazanek
Amount and nature of Beneficial ownership: 2,100,000
Percent of class: 18.83

RELATED PARTY TRANSACTIONS

Name of Entity: Wilderwise BH d.o.o. Tuzla
Names of 20% owners: Wilderwise Inc.
Relationship to Company: Subsidiary
Nature / amount of interest in the transaction: Wilderwise BH d.o.o. Tuzla is a wholly owned subsidiary of Wilderwise Inc., created to fulfill all engineering, production, and manufacturing activities of the company.
Material Terms: Wilderwise Inc. regularly pays invoices to Wilderwise BH d.o.o. Tuzla in order to pay their salaries, operating costs, procurement, etc.

Name of Entity: Patricia Mazanek
Relationship to Company: Family member
Nature / amount of interest in the transaction: Patricia invested $10,000 upon the company's formation in 2017.
Material Terms: Patricia's investment of $10,000 earned her 200,000 shares in the company.

Name of Entity: Fuel Fever LLC
Names of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever LLC, which is wholly owned by John Sitler (a family member, director, and owner of Wilderwise Inc.) has invested a total of $230,000 since company formation in 2017.
Material Terms: Fuel Fever LLC has received 3,350,000 shares in the company in exchange for its $230,000 investment.

Name of Entity: Fuel Fever LLC
Names of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever LLC, which is wholly owned by John Sitler (a family member, director, and owner of Wilderwise Inc.) has loaned the company $125,000 in 2020.
Material Terms: Fuel Fever LLC loaned $125,000 with an interest rate of 4% per annum starting in fiscal year 2021. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan.

OUR SECURITIES

Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 12,000,000 shares of common stock are outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Wilderwise Inc.

By   /s/ *Arya Mazanek*

    Name: <u>Arya Mazanek</u>

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

WILDERWISE INC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Wilderwise Inc.
Lewes, Delaware

We have reviewed the accompanying consolidated financial statements of Wilderwise Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, consolidated statement of shareholders' equity (deficit), and consolidated cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2021
Los Angeles, California

WILDERWISE INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	6,838	$	13,083
Accounts receivable, net		18,599		-
Inventories		36,084		-
Prepaids and other current assets		10,928		1,760
Total current assets		**72,448**		**14,843**
Property and equipment, net		7,644		745
Total assets	$	**80,092**	$	**15,588**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	7,704	$	-
Other current liabilities		9,819		5,417
Total current liabilities		**17,523**		**5,417**
Shareholder loan		125,000		
Total liabilities		**142,523**		**5,417**
STOCKHOLDERS' EQUITY				
Common Stock		120		110
Aditional Paid in Capital		239,870		109,990
Cumulative Translation Adjustment		(6,634)		-
Retained earnings/(Accumulated Deficit)		(295,787)		(99,929)
Stockholders' equity		**(62,431)**		**10,171**
Total liabilities and stockholders' equity	$	**80,092**	$	**15,588**

See accompanying notes to financial statements.

WILDERWISE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	10,963	$	-
Cost of goods sold		75,444		-
Gross profit		(64,481)		-
Operating expenses				
General and administrative		142,924		39,406
Sales and marketing		2,382		-
Total operating expenses		145,306		39,406
Operating income/(loss)		(209,787)		(39,406)
Interest expense		-		-
Other Loss/(Income)		(13,930)		-
Income/(Loss) before provision for income taxes		(195,858)		(39,406)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(195,858)	$	(39,406)

See accompanying notes to financial statements.

WILDERWISE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Cumulative Translation Adjustment	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2018	10,000,000 $	100	$ 60,000	$ (60,523)	$ -	$ (423)
Issuance of shares	1,000,000	10	49,990	-		50,000
Net income/(loss)	-	-	-	(39,406)		(39,406)
Balance—December 31, 2019	11,000,000 $	110	$ 109,990	$ (99,929)	$ -	$ 10,171
Issuance of shares	1,000,000 $	10	129,880			129,890
Foreign currency translation					(6,634)	(6,634)
Net income/(loss)				(195,858)		(195,858)
Balance—December 31, 2020	12,000,000 $	120	$ 239,870	$ (295,787)	$ (6,634)	$ (62,431)

See accompanying notes to financial statements.

WILDERWISE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(195,858)	$	(39,406)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		691		268
Changes in operating assets and liabilities:				
Accounts receivable, net		(18,599)		-
Inventories		(36,084)		-
Prepaids and other current assets		(9,168)		-
Accounts Payable		7,704		-
Other current liabilities		4,402		-
Net cash provided/(used) by operating activities		**(246,910)**		**(39,138)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(7,612)		-
Net cash provided/(used) in investing activities		**(7,612)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		129,890		50,000
Shareholder Loan		125,000		
Net cash provided/(used) by financing activities		**254,890**		**50,000**
Effect of foreign currency exchange rate changes on cash		(6,612)		**-**
Change in cash		(6,244)		10,862
Cash—beginning of year		13,083		2,221
Cash—end of year	$	**6,839**	$	**13,083**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Wilderwise Inc. was formed on June 12, 2017 in the state of Delaware. The financial statements of Wilderwise Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Laguna Beach, California.

Wilderwise Inc. designs and builds lightweight, sustainable, modular, two-story tiny houses on wheels, aiming to provide affordable housing and investment opportunities to eco/tech savvy people around the globe. The tiny home movement is still small, growing fast, and creating a unique solution to the climate, housing, and debt crises. Wilderwise Inc. stands out for its advanced technology at an affordable price, with a focus on sustainability.

We are entering the market with our flagship tiny home product, and will expand our offering with a variety of sizes, customization options, luxury upgrades, and modular add-on kits. All future models, regardless of size and use optimization, will maintain our proprietary modularity so that add-on kits can be purchased over time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and labor, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer & Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Wilderwise Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its home products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $2,831 and $662, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Inventories, prepaid expenses and other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Inventories:				
Raw Materials	$	30,476	$	-
Work in Progress		5,607		-
Finished Inventory		-		-
Total Inventories	$	**36,084**	$	**-**

As of Year Ended December 31,		2020		2019
Prepaid Expenses and Other Current Assets consist of:				
Employee Advances	$	1,760	$	1,760
Vendor Deposits		197		-
VAT Receivable		8,971		-
Total Prepaids Expenses and Other Current Assets	$	**10,928**	$	**1,760**

As of Year Ended December 31,		2020		2019
Payroll Wages Payable	$	9,819	$	5,417
Total Other Current Liabilities	$	**9,819**	$	**5,417**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computer & Office Equipment	$	8,507	$	1,340
Property and Equipment, at Cost		**8,507**		**1,340**
Accumulated depreciation		(863)		(595)
Property and Equipment, Net	$	**7,644**	$	**745**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and December 31, 2019 totaled $7,644 and $268 respectively.

5.   DEBT

During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional

WILDERWISE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares at $0.00001 par value. As of December 31, 2020, and December 31, 2019, 12,000,000 and 11,000,000 shares of common stocks have been issued and outstanding.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (58,444)	$ (11,759)
Valuation Allowance	58,444	11,759
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (88,263)	$ (29,819)
Valuation Allowance	88,263	29,819
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $295,787, and the Company had state net operating loss ("NOL") carryforwards of approximately $295,787. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During fiscal year 2020, the Company entered into a funding arrangement with John Silter, one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 19, 2021, the date the financial statements were available to be issued.

Subsequent to the year end, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder is providing for a lending facility of up to $15,000 at 12% interest per annum. The maturity date is January 2024. On April 7, 2021, the loan was fully repaid.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $195,858, an operating cash flow loss of $246,910 and liquid assets in cash of only $6,838 as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Arya Mazanek, Principal Executive Officer of Wilderwise Inc., hereby certify that the financial statements of Wilderwise Inc. included in this Report are true and complete in all material respects.

Arya Mazanek

Principal Executive Officer